MIDLANTIC OFFICE TRUST, INC.
11200 Rockville Pike, Suite 502
Rockville, Maryland 20852

August 11, 2005

VIA FAX NO. 202.772.9209 AND REGULAR MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Karen J. Garnett, Esq.
          Jeffrey S. Shady, Esq.

Re:	Midlantic Office Trust, Inc. Registration Statement No. 333-124933
Dear Ms. Garnett and Mr. Shady:
      Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended, on behalf of Midlantic Office Trust, Inc., I hereby request that the effective date of the Registration Statement on Form S-11 (No. 333-124933) be accelerated so that such Registration Statement, as then amended, will become effective on August 12, 2005 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as practical.
      Please call me at 301-945-4300 extension 143 with any questions or comments.
Sincerely,

/s/ Sidney M. Bresler

Sidney M. Bresler
Chief Executive Officer